April 26, 2006


Mr. Kenneth H. Beer
Senior Vice President and Chief Financial Officer
Stone Energy Corporation
625 E. Kaliste Saloom Road
Lafayette, LA 70508


	Re:	Stone Energy Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 13, 2006
File No. 001-12074


Dear Mr. Beer:

      We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the Fiscal Year Ended December 31, 2005

Properties, page 14

Oil and Natural Gas Reserves, page 15

1. We note that you disclose the measure Discounted future net cash flows before tax (PV-10) in your tabular presentation. As this financial measure is not defined in U.S. GAAP, it will be necessary to either remove the measure from your filing, or to comply with the disclosure requirements of Item 10(e) of Regulation S-K. Under this guidance, you would need to include a reconciliation of this measure to the most directly comparable GAAP-based measure, which we believe would be the standardized measure of future net discounted cash flows, as set forth in paragraph 30 of SFAS 69.

Acquisition, Production and Drilling Activity, page 16

2. We note that you identify asset retirement costs as a separate line item in your table of capitalized costs for each year, which is contrary to the guidance in paragraph 11 of SFAS 143, requiring adjustment to the asset to which an asset retirement liability relates. Accordingly, we believe that you should reclassify the asset retirement costs to the related asset line items to which the corresponding asset retirement obligation relates. The amount of asset retirement costs included may be described in a footnote to the schedule, if so desired. You may refer to our February 2004 industry letter for guidance on related topics, accessible on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm

Management`s Discussion and Analysis, page 22

Executive Overview, page 22

3. You state that hurricanes Katrina and Rita caused "significant disruption" in your operations, and "significant damage to [y]our offshore facilities." Given your characterization of the effects of these events, we believe that you should expand your disclosure to discuss the financial statement impact of these events, the timing of production deferrals coming back on-line, and the extent to which the level of damage will preclude the recommencement of production from specific properties.

4. The table in Note 6 within the notes to the consolidated
financial
statements shows an increase in asset retirement obligations related
to revisions in estimates of approximately $50 million, which is a
47
percent increase from the beginning of the year balance. Given the significance of the increase, explain the reasons for the increase including changes in timing and amounts needed to settle the obligations.

Contractual Obligations and Other Commitments, page 24

5. The amount of asset retirement obligations identified in the table is approximately $189 million higher than the amount reported in the balance sheet. Please revise your disclosure as necessary to explain the reasons for this difference.

Results of Operations, page 25

6. Given the restatement of historical financial statements discussed in Note 1, it seems that it would be necessary to label the tables on page 25 and 26 as restated for the years ended December 31, 2004 and
2003.

Controls and Procedures, page 31

Management`s Report on Internal Controls over Financial Reporting, page 32

7. You report that because of the material weakness identified, you did not maintain effective internal control over financial reporting as of December 31, 2005. We understand that because of the same material weakness, your Chief Executive Officer and Chief Financial
Officer concluded that your disclosure controls and procedures were not effective as of December 31, 2005 and December 31, 2004. Please revise your disclosure to clarify how you were able to conclude the disclosure controls and procedures were not effective as of December
31, 2004, while being able to maintain effective internal controls over financial reporting for that same period, if consistent with your view.

Changes in Internal Control Over Financial Reporting, page 32

8. In your discussion of the material weakness identified, you explain that you have implemented several actions to mitigate the weaknesses.
Please revise your disclosure under this heading to discuss the changes made to your internal controls over financial reporting during the year ended December 31, 2005, rather than referring the reader to the actions discussed in the adjacent section of your filing.

Financial Statements

Note 1 - Restatement of Historical Financial Statements, page F-8

9. As you are presenting the effects of the restatement on your previous quarterly financial statements in a note to the Form 10-K, rather than filing amendments to your interim reports on Form 10-Q, we believe that you should provide interim financial statements within your amended filing having detail comparable to that required under
Article 10 of Regulation S-X. Please revise your disclosures to include all financial statements, line items, and year-to-date periods specified in Article 10.

Note 2 - Organization and Summary of Significant Accounting
Policies,
page F-12

Oil and Gas Properties, page F-12

10. In your description of the ceiling test calculation, it appears you attempt to define how the present value of future net cash flows from proved reserves is calculated. However, it is not clear from your disclosure if you have deducted future expenditures to be incurred in developing and producing the proved reserves, as required in Rule 4-10(c)(4) of Regulation S-X. Please revise your disclosure to clarify whether such expenditures have been deducted in calculating the present value of future net cash flows from proved reserves that are used in performing your ceiling test calculations.

Stock Based Compensation, page F-15

11. Your labeling in the table presenting the impact on the financial statements of applying the recognition provisions of SFAS 123 indicates that the 2004 information is unaudited. Please explain to us why you have labeled the table as such. If the labeling was intended to apply only to the pro-forma line items, that fact should be disclosed.

Note 8 - Long Term Debt, page F-20

12. Expand your disclosure to describe the circumstances under which your credit facility or notes payable would become immediately callable by the holders, thus requiring classification of the instruments as short term; sufficiently to understand the significance of the waivers and notices of non-compliance you mention.

Note 13 - Oil and Gas Reserve Information - Unaudited, page F-27

13. We note your disclosure stating that your proved oil and gas reserves at December 31, 2005 have been "...engineered and/or audited by engineering firms in accordance with guidelines established by the
SEC." As the terms "engineered" and "audited," applied to information about oil and gas reserves, are not defined terms; please revise your disclosures to describe the work that the engineering firms performed, as it relates to the information disclosed about your proved oil and gas reserves at December 31, 2005; and identify the firms conducting the work that you reference.

Also note that while the SEC has adopted certain oil and gas reserve definitions (set forth in Rule 4-10(a) of Regulation S-X and Appendix
C of SFAS 19), and established disclosure requirements pertaining to oil and gas operations in Industry Guide 2, it has not provided guidance specifically covering the auditing or engineering of oil and gas reserves. Therefore, stating compliance with such guidelines is not appropriate. Please remove this statement from you disclosure.


Engineering Comments

10-K for the Fiscal Year Ended December 31, 2005

Management`s Discussion and Analysis, page 22

Known Trends and Uncertainties, page 23

14. You state that one of the reasons for difficulty in past production replacement in the Gulf of Mexico Basin is inadequate risking of projects. Explain to us your meaning of this and if this implies that you have, or will in the future, report risked reserves.
You also state that you have employed a new risk management system for project evaluation that you believe will result in more efficient portfolio management. Also further explain this to us.

Controls and Procedures, page 31

Remedial Actions, page 31

15. Provide us with a copy of the written policy and guidelines for booking estimated proved reserves that you have recently adopted and distributed to all personnel involved in the reserve estimation policy.


Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Mark A. Wojciechowski at (202) 551-3759 or, in his absence, Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
You may contact James Murphy, Petroleum Engineer, at (202) 551-
3703 if
you have questions related to engineering issues and related disclosures. Please contact me at (202) 551-3740 with any other questions.


								Sincerely,



								H. Roger Schwall
								Assistant Director
Mr. Kenneth H. Beer
Stone Energy Corporation
April 26, 2006
Page 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010